May 24, 2011

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	McDermott International, Inc.

RE:	Annual Report on Form 10-K
(File No. 1-08430)
Response to Staff Comments

Set forth below are responses from McDermott International, Inc. (the “Company,” “we” or “us”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated May 10, 2011, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and we repeat each Comment prior to the response. The Comments are highlighted in bold.

Management’s Discussion and Analysis

Operating Income, page 35

Comment 1.

1.	In future filings, please provide a more robust discussion of your operating income and their trends in light of your revenues and their related trends. For example, please more fully explain the nature of the increased activity and project improvements on certain Saudi Arabia projects. This discussion should be made in light of the 34% decline in revenues related to these projects. Provide insight as to whether these gross margins can be sustained in light of the decline in revenues.

Response 1.

Beginning with our quarterly report on Form 10-Q for the three months ended June 30, 2011 and in future filings, we will provide a more robust discussion of our operating income amounts and operating income trends, as well as of our operating income trends as compared to our revenues and their trends. Our more robust discussion will address, in particular, any material opposite trends in revenue as compared to operating income and will include management’s expectations regarding the continuation of any such opposite or otherwise unusual, material developments that we determine to be a trend.

Cash, Cash Equivalents and Investments, page 41

Comment 2.

We note that you have reflected certain of your restricted cash and cash equivalents as current even though it is possible that a portion of restricted cash and cash equivalents at December 31, 2010 will not be released within the next 12 months. In future filings, please address the need to classify the portion that may not be released within the next 12 months as noncurrent.

Response 2.

We classify cash and cash equivalents as restricted when we are unable to freely use such cash and cash equivalents for our general operating purposes. The classification of our restricted cash and cash equivalents as current at December 31, 2010 reflects our expectation that, within the next 12 months, we will use the cash and cash equivalents in the respective subsidiary operations or we plan to, or could affect actions to, release those restrictions which will allow us to use the cash and cash equivalents for our general operating purposes. In future filings, if we conclude that it is probable that a portion of our restricted cash will not be released within the next 12 months, we will present that portion as noncurrent.

Note 2—Discontinued Operations and Other Charges

Charter Fleet Business, page 61

Comment 3.

We note that during the quarter ended September 30, 2010 you committed to a plan to sell your charter fleet business, which has been classified as discontinued operations. Your disclosure on page 51 indicates that your charter fleet business operates 10 of the 14 vessels acquired in your 2007 acquisition of Secunda International Limited. Please clarify whether the remaining 4 vessels acquired from Secunda are used for charter operations. If so, and with reference to the guidance in ASC 205-20-45-1 and 2 as well as the examples of disposal activities that do or do not qualify for reporting as discontinued operations in ASC 205-20-55 through 55-79, please address the appropriateness of reflecting your charter fleet business as discontinued operations.

Response 3.

The four other vessels acquired in our 2007 acquisition of substantially all of the assets of Secunda International Limited are designed and used for separate operations compared to the vessels used in the charter fleet business and, accordingly, are managed by operating unit management that is separate from the management of the vessels used in the charter fleet business. The four other vessels, which are listed on page 25 of our Form 10-K in Item 2 “Properties,” are the Agile, the Emerald Sea, the Thebaud Sea and the Bold Endurance. These four vessels are multi-service vessels that are capable of subsea construction support, flexible pipelay, cable/umbilical lay, dive support and hook-up/commissioning. These four vessels support and are an integral part of our fleet of vessels that perform construction and installation services for our customers, for whom we design and execute, from concept to commissioning, complex offshore oil and gas projects worldwide. Accordingly, after we acquired these vessels, and once two of these four vessels fulfilled their existing contractual obligations in 2008, we began marketing and managing them in our construction and installation service operations. In contrast, the ten vessels comprising the charter fleet business have more limited uses, consisting primarily of offshore supply, anchor handling and/or towing services. These services are distinct from the services provided by our major marine construction vessels or other vessels which support our major marine construction vessels. At the completion of our disposal of our charter fleet business, we do not expect to own any vessels that provide offshore supply, anchor handling and/or towing services.

Considering the above facts coupled with our ongoing plan to sell the charter fleet business against ASC 205-20-45-1 and 2, ASC 205-20-55 through 55-79, and in particular the four steps in ASC 205-20-55-3, we believe that it is appropriate to classify our charter fleet business as a discontinued operation.

Note 14—Commitments and Contingencies, page 89

Comment 4.

We note that on April 13, 2010 Oceanografia Sociedad Anonima de Capital Variable (OSA) filed a lawsuit against the Company for loss of revenue in excess of $10 million and punitive damages, attorney’s fees and costs. In future filings, please clarify whether you have accrued any amounts related to this contingency. Please tell us why you cannot reasonably estimate the extent of a potential adverse judgment against the Company.

Response 4.

We have not accrued any amounts related to this litigation. We will supplement our future disclosures regarding this litigation in our future periodic filings to state this fact (subject to any developments that may occur prior to the respective dates of such future filings). Although there is a possibility of an adverse judgment, the amount or potential range of loss is not estimable at this time. To date, the plaintiff has failed to produce any evidence or information to support its alleged damage claim. The plaintiff’s initial disclosures, designed to set forth the potential support for its claims, were due in this matter on April 2, 2011. As of May 20, 2011, the plaintiff had not provided any such disclosures. Further, no discovery has been conducted since the April 2010 initial filing of the lawsuit. The Plaintiff’s claim of damages “including loss of revenue in excess of $10 million and punitive damages, attorney’s fees and costs,” without supporting documentation, does not provide a basis upon which damages can be reasonably estimated.

Comment 5.

We note your discussion of the August 23, 2004 declaratory judgment entitled Certain Underwriters at Lloyd’s London, et al. v. J. Ray McDermott, Inc., et al. Please tell us supplementally and expand your disclosures in future filings to discuss the extent of possible losses related to this contingency. If you cannot reasonably estimate the extent of a potential adverse judgment, please explain.

Response 5.

We do not believe an adverse judgment or material losses in this matter are probable, and, accordingly, we have not accrued any amounts relating to this contingency. Although there is a possibility of an adverse judgment, the amount or potential range of loss is not estimable at this time. The insurer-plaintiffs in this matter commenced this proceeding in a purported attempt to obtain a determination of insurance coverage obligations for occupational exposure and/or environmental matters for which the Company has given notice that it could potentially seek coverage, and the matter could include unknown future claims wherein the Company may look to the insurer-plaintiffs for coverage. Because estimating losses would require, for every matter, known and unknown, on a case by case basis, anticipating what impact on coverage a judgment would have and a determination of an otherwise expected insured value, damages cannot be reasonably estimated. To the extent we continue to provide disclosure regarding this proceeding going forward, we will supplement our future disclosures regarding this litigation in our future periodic filings to state these facts (subject to any developments that may occur prior to the respective dates of such future filings). For the information of the Staff, this action has been stayed by an order of the court for more than six years, and the insurers have, to our knowledge, taken no steps to advance this matter since the stay was entered.

Acknowledgements

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call Ted W. Paris or James H. Mayor of Baker Botts L.L.P. at (713) 229-1838 or (713) 229-1749, respectively, if you have any questions regarding this submission.

cc:	Kevin Stertzel (Staff)

W. John Cash (Branch Chief)

David A. Trice (Audit Committee Chair)

Perry L. Elders (Senior Vice President and Chief Financial Officer)

Liane K. Hinrichs (Senior Vice President, General Counsel & Secretary)

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